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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*

                        COMPUTER TASK GROUP, INCORPORATED
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                                   205477 10 2
                                 (CUSIP NUMBER)

                             PETER P. RADETICH, ESQ.
                          GENERAL COUNSEL AND SECRETARY
                        COMPUTER TASK GROUP, INCORPORATED
                               800 DELAWARE AVENUE
                             BUFFALO, NEW YORK 14209
                                TEL. 716-882-8000
                                FAX. 716-887-7370
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                OCTOBER 10, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

CUSIP No. 205477102


1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person:

      Computer Task Group, Incorporated Stock Employee Compensation Trust Thomas R. Beecher, Trustee
      I.R.S. Id No. 16-1453664

2.    Check the Appropriate Box if a Member of a Group   (a)  [  ]  (b)  [  ]

3.    SEC Use Only:

4.    Source of Funds:  None

5.    Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)    [  ]

6.    Citizenship or Place of Organization:    New York

7.    Sole Voting Power:  4,113,107

8.    Shared Voting Power: -0-

9.    Sole Dispositive Power:  -0-

10.   Shared Dispositive Power:  4,113,107

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:  4,113,107

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [  ]

13.   Percent of Class Represented by Amount in Row (11):  19.71

14.   Type of Reporting Person:  EP, 00




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                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         Item 1 is hereby amended and restated as follows:

         This amendment no. 6 ("Amendment No. 6") amends the statement on
Schedule 13D (the "Statement") filed on May 12, 1994 with the Securities and Exchange Commission (the "SEC"), as amended by Amendment No. 1 filed with the SEC on December 14, 1994, Amendment No. 2 filed with the SEC on August 26, 1997, Amendment No. 3 filed with the SEC on May 21, 1998 ("Amendment No.3"), Amendment No. 4 filed with the SEC on May 21, 1999 ("Amendment No. 4") and Amendment No. 5 filed with the SEC on November 8, 1999 ("Amendment No. 5") by the person named in Item 2 of the Statement relating to the Common Stock, $.01 par value (the "Common Stock") of Computer Task Group, Incorporated, a New York corporation (the "Issuer" or "CTG"). The principal executive offices of the Issuer are located at 800 Delaware Avenue, Buffalo, New York 14209.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4, the first paragraph is hereby amended and restated as follows:

         This Amendment No. 6 updates the status of the aggregate shareholdings of the Trust. As of October 10, 2003 the Trust owned a total of 4,113,107 shares equaling approximately 19.71% of the Issuer's total shares outstanding. This amount represents a decrease from the total number of 4,571,139 shares owned as of the date of Amendment No. 5 and a decrease in percentage owned to approximately 19.71%. The Trust engaged in the transactions for the purpose of supplying shares to various Issuer equity based employee benefit plans.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5, the first and second sentences of the first paragraph are hereby amended and restated as follows:

         The Trust beneficially owns 4,113,107 shares as to which it may be deemed to have sole voting power and shared dispositive power. The Shares constitute 19.71% of the outstanding Common Stock.

         The Trust has effected the following transfers of common stock of the Issuer during the 60 days prior to the date hereof:

10/10/2003         Transfer to CTG Employee Stock Purchase Plan     17,252



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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 15, 2003     COMPUTER TASK GROUP, INCORPORATED
                            STOCK EMPLOYEE COMPENSATION TRUST




                            By:  /s/ Peter P. Radetich
                                 -----------------------------------------------
                                 Attorney for Thomas R. Beecher, Jr., Trustee of the Computer Task Group, Incorporated
                                 Stock Employee Compensation Trust